SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

INVENTERGY GLOBAL, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

46123X102
(CUSIP Number)

Copy to:
Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 46123X102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 156,598 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 896,647 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 156,598 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 896,647 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,245(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% (Based on 26,782,833 shares outstanding as of November 10, 2014)
12	TYPE OF REPORTING PERSON* IN
(1)	Represents 127,085 shares of common stock and 29,513 shares of common stock underlying warrants to purchase common stock.
(2)
Represents (i) 675,518 shares of common stock held by GRQ Consultants, Inc. 401k Plan (“GRQ 401K”) (ii) 213,929 shares of common stock held by GRQ Consultants, Inc. (“GRQ”), and (iii) 7,200 shares of common stock held by Marlin Capital Investments, LLC (“Marlin”). Barry Honig is the trustee of GRQ 401K, the President of GRQ and the Managing Member of Marlin and in such capacity has voting and dispositive power over shares held by GRQ 401K, GRQ and Marlin.

CUSIP No. 46123X102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 675,518 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 675,518 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,518 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.52% (Based on 26,782,833 shares outstanding as of November 10, 2014)
12	TYPE OF REPORTING PERSON* OO
 (1) Held by GRQ Consultants, Inc. 401K Plan (“GRQ 401K”). Barry Honig is the Trustee of GRQ 401K and in such capacity has voting and dispositive power over shares held by GRQ 401K.

CUSIP No. 46123X102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 213,929 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 213,929 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,929 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (Based on 26,782,833 shares outstanding as of November 10, 2014)
12	TYPE OF REPORTING PERSON* CO
(1)	Held by GRQ. Barry Honig is the President of GRQ and in such capacity has voting and dispositive power over shares held by GRQ.

CUSIP No. 46123X102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marlin Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,200 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 7,200 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,200 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.027%
12	TYPE OF REPORTING PERSON* CO
(2)	Held by Marlin. Barry Honig is the Managing Member of Marlin and in such capacity has voting and dispositive power over shares held by Marlin.

Item 1(a).                 Name of Issuer:

Inventergy Global, Inc.

Item 1(b).                Address of Issuer's Principal Executive Offices:

900 E. Hamilton Avenue #180, Campbell, CA 95008

Item 2(a).                Name of Person Filing.

The statement is filed on behalf of Barry Honig, GRQ Consultants, Inc. 401K Plan (“GRQ 401K”), GRQ Consultants, Inc. (“GRQ”), and Marlin Capital Investments, LLC( together with Mr. Honig, GRQ 401K, and GRQ, the “Reporting Persons”).

Item 2(b).                Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                Citizenship.

United States/Florida

Item 2(d).                Title of Class of Securities.

Common Stock, par value $0.0001 per share.

Item 2(e).                CUSIP Number.

46123X102

Item 3.                    Type of Person

Not applicable.

Item 4.                    Ownership.

(a) Amount beneficially owned: 1,053,245

(b) Percent of class: 4.4% (Based on 26,782,833 shares outstanding as of November 10, 2014)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 156,598(1)

(ii) Shared power to vote or to direct the vote: 896,647(2)

(iii) Sole power to dispose or to direct the disposition of: 156,598(1)

(iv) Shared power to dispose or to direct the disposition of: 896,647(2)

(1)           Represents 127,085 shares of common stock and 29,513 shares of common stock underlying warrants to purchase common stock.
(2)           Represents (i) 675,518 shares of common stock held by GRQ Consultants, Inc. 401k Plan (“GRQ 401K”) (ii) 213,929 shares of common stock held by GRQ Consultants, Inc. (“GRQ”), and (iii) 7,200 shares of common stock held by Marlin Capital Investments, LLC (“Marlin”). Barry Honig is the trustee of GRQ 401K, the President of GRQ and the Managing Member of Marlin and in such capacity has voting and dispositive power over shares held by GRQ 401K, GRQ and Marlin.

Item 5.                Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.              Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015		/s/ Barry Honig
Barry Honig
GRQ Consultants, Inc. 401K Plan
Date: February 13, 2015	By:	/s/ Barry Honig
Barry Honig
Trustee

GRQ Consultants, Inc.

Date: February 13, 2015	By:	/s/ Barry Honig
Barry Honig
President

Marlin Capital Investments, LLC

Date: February 13, 2015	By:	/s/ Barry Honig
Barry Honig
Managing Member